



Acquisition of North America Midway Entertainment, LLC (NAME)

August 17, 2015

Forward-Looking Statements

This presentation contains, and our other communications may contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements, written, oral or otherwise made, represent the Company's expectation or belief concerning future events. All forward-looking statements are subject to assumptions, risks, and uncertainties, which may change over time and many of which are beyond our control.

By nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected or implied by the forward-looking statement. Forward-looking statements are based on current expectations and assumptions and currently available data and are neither predictions nor guarantees of future events or performance. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. Some of the factors that may cause actual results or other future events, circumstances, or aspirations to differ from those in forward-looking statements are described in the sections entitled "Risk Factors" and "Forward-Looking Statements" included in our Annual Report on Form 10-K filed on March 16, 2015, or other applicable documents that are filed or furnished with the Securities and Exchange Commission ("SEC"). We do not undertake to update any forward- looking statement to reflect the impact of events, circumstances, or results that arise after the date that the statement was made. You, however, should consult further disclosures (including disclosures of a forward-looking nature) that we may make in any subsequent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K, or other applicable document that is filed or furnished with the SEC, or in any document posted to the "Equity Investors" section of the Company's website.

The unaudited estimates and statements included herein are the opinion of management and represent estimates and expectations based on the most current information available. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors and it is impossible for us to anticipate all factors that could affect our actual results. Our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for our fourth quarter are finalized. This preliminary financial data has been prepared by and is the responsibility of management. Our independent registered public accounting firm, McGladrey LLP, has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, McGladrey LLP does not express an opinion or any other form of assurance with respect thereto. As a result of the foregoing considerations and limitations, investors are cautioned not to place undue reliance on this projected financial information.

Transaction Overview

NAME
- The largest provider of rides, games and food concessions to fairs and festivals in North America
- Leading market share – operates at 10 of largest 50 North American fairs (next largest competitor serves 4)
- Operates at ~150 fairs and festivals, which annually attract over 15 million attendees
- NAME's 2014 Net Revenue and Adjusted EBITDA was $92.9 million and $11.2 million, respectively [1]

Transaction Structure and Timing
- Purchase price of $75.5 million, subject to working capital and other adjustments
- 6.7x 2014 Adjusted EBITDA multiple
- Acquisition has been approved by Boards of Directors of Townsquare and NAME
- Signed definitive agreement on August 14, 2015
- Expected to close in September 2015

Combined Metrics
- Pro forma Net Revenue and Adjusted EBITDA of $478 million and $109 million, respectively [2]
- Expected to be accretive to 2015 earnings per share on a pro forma basis
- Estimated revenue synergies of $5-10mm achievable by Year 3
- Live Events segment will represent approximately 30% of pro forma Net Revenue
- Deleveraging transaction (5.5x pro forma net leverage) [3]

Expected Sources of Funding
- Financed through a combination of secured debt financing, equity consideration and cash on balance sheet
- $5.5 million of TSQ Class A common stock issued to NAME management at the trailing 10-day average of TSQ's closing price preceding the closing date
- Cash proceeds from the previously announced sale of 43 towers (~$22.8 million, subject to closing adjustments) will be applied towards the acquisition

Management
- NAME's management team will join Townsquare at closing as part of the Company's Live Events division
- Key employees will sign a long term employment agreement with Townsquare

1. NAME's net revenue for the six months ended June 30, 2015 was approximately $25 million.
2. Based on the year ended December 31, 2014. See our earnings release, filed with the SEC on Form 8-K on March 16, 2015 for a reconciliation of Townsquare Adjusted EBITDA. See the Appendix to this presentation for a reconciliation of NAME Adjusted EBITDA.
3. Assuming $45 million incremental term loan and based on pro forma June 30, 2015 LTM Adjusted EBITDA.

townsquare

Strategic Rationale

The NAME acquisition represents a continuation of Townsquare's investment thesis and fundamental strategy

1

Complementary Assets: Fits Squarely with Townsquare's Core Strategy

- Delivers affordable, family friendly entertainment to more than 15 million people across the economic spectrum
- Nearly 50% of events are within 100 miles of a TSQ market, and we will employ our media assets to drive awareness and attendance
- Extends our multi-product, cross platform offering
- Increases geographic diversification and revenue diversification, with less reliance on advertising
- Pro forma for the NAME acquisition, Live Events revenue contribution would represent approximately 30% for the year ended December 31, 2014

2

Attractive Assets: Market Leading Operator with High Barriers to Entry

- The largest provider of rides, games and food concessions to fairs and festivals in North America with strong reputation for ride quality, on-site execution and safety
- Predictable and stable revenue base predicated on long-term contracts with long standing partners
- Diverse footprint of events across North America with limited concentration risk
- High quality and well maintained asset base delivering best in class experience
  - Largest and most flexible fleet of rides in the industry
- Asset base, fair board relationships and operating experience of NAME very difficult to replicate for a new entrant to the industry

3

Compelling Financial Benefits

- Several incremental revenue and growth opportunities
- Expected to be accretive to 2015 earnings per share on a pro forma basis and deleveraging transaction

4

Solid Management and Operations Teams

- Renowned and well respected management team who are joining the TSQ family and will continue to lead day to day operations
- Industry leaders with deep ties to fair organizers

townsquare

Introduction to North American Midway Entertainment

NAME is the largest provider of rides, games and food concessions to fairs and festivals in North America

- NAME operates amusement attractions in the midway at fairs and festivals
  - The midway is typically the primary attraction of the fair, typically located at the center of the event, with rides, concessions and games
- Owns over 200 state-of-the-art rides, family-oriented games and custom-designed food concessions
- Entertains more than 15 million people at approximately 150 fairs annually in the United States and Canada
- Leading market share
  - #1 in terms of revenue, attendance and number of large events
  - Operates at 10 of largest 50 fairs in North America (next largest competitor serves 4)
  - NAME's large fairs include Eastern States Exposition, Canadian National Exposition, Calgary Stampede, Indiana State Fair, Illinois State Fair, K-Days Edmonton, Mississippi State Fair, Miami-Dade County Fair and Expo., Kentucky State Fair, South Carolina State Fair
- Maintains long-term contractual relationships with fair organizers and has a strong track record on renewals, extensions and winning new business
- Strong reputation driven by industry-leading safety standards, premium customer experience and professional corporate organization

NORTH AMERICAN MIDWAY
ENTERTAINMENT

- ✓ **~$93 million net revenue**
- ✓ **~$11 million Adjusted EBITDA**
- ✓ **200 rides, concessions, games**
- ✓ **150 fairs per year**
- ✓ **>15MM fair attendees**




RIDES
RIDES
RIDES
RIDES
RIDES




The Sweet Spot
Cotton Candy
Candy Apples
Fresh Popcorn



Note: Net revenue and Adjusted EBITDA metrics for the year ended December 31, 2014

townsquare

TSQ + NAME National Footprint

NAME acquisition expands Townsquare's national footprint and offers opportunities to enter new markets



~50% within 100 miles of TSQ markets

Leverage TSQ presence to drive attendance to NAME events

Opportunity to create new NAME events in TSQ's markets

NAME Events
NAME /TSQ
TSQ Markets [1]

1.Includes Townsquare's local media markets plus Detroit Lakes, MN where the Company operates WE Fest, its largest event.

August 2015. Proprietary.

townsquare

Continued Evolution of TSQ

TSQ Standalone Net Revenue



7.9%
13.5%
78.7%

TSQ + NAME Net Revenue



6.3%
30.3%
63.4%

- Local Advertising
- Live Events
- OM&E

Note: Pro forma for all material acquisitions. Represents net revenue for the year ended December 31, 2014.

August 2015. Proprietary.

6



Synergy Opportunity

TSQ believes there are several actionable revenue synergies, which can result in higher margin incremental revenue of approximately $5-$10 million by year 3



~$5 - $10 million Incremental Revenue by Year 3
Offer TSQ Services to Fair Organizers
Partner with Fair Organizers On Other Events
Leverage TSQ Megaphone to Drive Attendance to NAME Events
Establish New, Wholly Owned Events in Markets That Do Not Compete with Fair Organizers Today
Sponsorship Sales

Note: Size represents relative size of estimated synergy opportunity.

August 2015. Proprietary.

7

townsquare

NAME Acquisition Meets Our Disciplined Acquisition Criteria


NORTH AMERICAN MIDWAY
ENTERTAINMENT

M&A CRITERIA

1

Opportunities in small and mid-sized markets

✓ Entertains 15 million people per year, many of which are in middle America
    ✓ ~50% of events are within 100 miles of a TSQ market
✓ Opportunity to expand event footprint to TSQ markets by rationalizing routing

2

Assets with strong brands and leading market share

✓ Largest operator with leading market share in the mobile amusement park industry
✓ Operates at 10 of the 50 largest fairs in North America
✓ Largest, most flexible fleet that is well-maintained with strong safety record

3

Complementary digital and live events assets

✓ TSQ can utilize existing radio and digital assets to drive incremental value to NAME
✓ Proven ability to drive attendance from 100 miles away (reach ~50% of NAME events)
    ✓ e.g. Advertising for Taste of Country Festival at Hunter Mountain on upstate NY stations

4

Financially accretive acquisition prices

✓ Purchase price represents 6.7x 2014 Adjusted EBITDA
✓ Expected to be accretive to 2015 earnings per share on a pro forma basis

5

Augment the Growth of Our Digital and Live Events Offerings Through Acquisitions

✓ NAME expected to fit seamlessly as a new vertical within our Live Events segment
✓ Offers potential new customers for existing Live Events (talent buying, production services) and Digital (digital marketing services) offerings

6

Evaluate New Product Opportunities

✓ Adds a new vertical to TSQ's Live Event business
✓ Provides natural extension to our core competency

townsquare

Operating Philosophies of Combined Company Unchanged




Radio


Digital Content


Live Events


Digital Marketing Services

Townsquare Everywhere **– Integrated Media and Entertainment Platform**

Small and Mid-Sized Market Strategy

National Scale, Hyper-Local Focus

"Live & Local" Content

Multiple Growth Drivers

Transformational Management Team



Appendix

NAME Direct Profit and Adjusted EBITDA Reconciliation

The following table reconciles the net income of NAME on a GAAP basis, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Direct Profit and Adjusted EBITDA for the year ended December 31, 2014 (dollars in thousands):

	Year Ended December 31,
Net income	$ 4,270
Provision for income taxes	1,389
Interest expense	949
Depreciation and amortization	4,708
Foreign currency exchange (gain) loss	(307)
Other[a]	202
Direct Profit	**11,211**
Corporate expenses	—
Adjusted EBITDA	**$ 11,211**

(a) Other includes out of period legal settlements, net gain on sale of assets and other, net

Estimated Financial Information

The unaudited estimates of NAME financial information above are the opinion of management and represent estimates based on the most current information available. While we believe these estimates are reasonable, we have not fully completed our review of all of the factors that may affect the Direct Profit and Adjusted EBITDA of NAME. As a result, the actual Direct Profit and Adjusted EBITDA of NAME may differ materially from these estimates following the completion of our financial review procedures. As a result of the foregoing considerations and limitations, investors are cautioned not to place undue reliance on this estimated financial information.

Non-GAAP Financial Information

We define Direct Profit as net (loss) income before the deduction of income taxes, other expense (net), interest expense, net loss on debt extinguishment, transaction costs, corporate expenses, net loss (gain) on sale of assets, net loss (gain) on foreign currency exchange and depreciation and amortization. Adjusted EBITDA is defined as Direct Profit less corporate expenses (excluding stock-based compensation). Direct Profit and Adjusted EBITDA do not represent, and should not be considered as alternatives to, net (loss) income or cash flows from operations, as determined under U.S. generally accepted accounting principles, or GAAP.

We use Direct Profit and Adjusted EBITDA to facilitate company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, we rely upon Direct Profit to analyze the performance of our segments, as it reflects all revenue and expenses directly attributable to our segments' operations, including all corporate overhead expenses that are directly attributed to a segment and necessary to support its revenue, without regard to corporate overhead that is not directly attributable to a segment's operations (such as expenses related to HR, finance, and accounting functions and expenses incurred in connection with an initial public offering). As a result, by removing these expenses, management can better analyze the factors that are, in fact, directly affecting the profitability of its core business segments at and within the segments. Further, while discretionary bonuses for members of management are not determined with reference to specific targets, our Board of Directors may consider Direct Profit and Adjusted EBITDA when determining discretionary bonuses.

townsquare